

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2016

<u>Via E-mail</u>
Maria Fardis, Ph.D.
President and Chief Executive Officer
Lion Biotechnologies, Inc.
112 W. 34th Street, 18th Floor
New York, NY 10120

      Re: Lion Biotechnologies, Inc.
            Registration Statement on Form S-3
            Filed October 12, 2016
            File No. 333-214073

Dear Dr. Fardis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Johnny Gharib at (202) 551-3170 with any questions.

                        Sincerely,

                        /s/ Joseph McCann for

                        Suzanne Hayes
                        Assistant Director
                        Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
        Istvan Benko, Esq.
        TroyGould PC